Mail Stop 3561

      November 22, 2005

Dmitry Beinus
Chief Executive Officer
Shoe Pavilion, Inc.
1380 Fitzgerald Drive
Pinole, CA 94564

	Re:	Shoe Pavilion, Inc.
		Registration Statement on Form S-3
      Filed October 24, 2005
		and Documents Incorporated by Reference
      File No. 333-129210

Dear Mr. Beinus:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
1. We note that you are registering for resale 171,428 shares issuable upon conversion of the preferred stock and 42,857 shares issuable upon the exercise of the warrants, both in the event that the anti-dilution provisions are triggered. Please note that Rule 416 covers additional shares to be issued in connection with anti-dilution provisions, and we note that you already refer to Rule 416 in the footnote to the fee table. Further, we note that the registration rights agreement discusses registering for resale 130%
of the securities. Please tell us why you are registering these additional 171,428 and 42,857 shares of common stock aside from the contractual obligation, and revise the disclosure accordingly.

The Company, page 5
2. We note that you plan to open up to 20 stores in fiscal 2006.
A
review of your most recent annual report on Form 10-K reveals that you have not opened more than ten stores in any prior year.
Please
explain the basis of your belief that you will have the opportunity and the financial ability to open 20 more stores. In addition, provide the reader with an indication of the likelihood of achieving this goal.

Risk Factors, page 5
3. Please include a risk factor that discusses the dilution that stockholders will experience upon the exercise of the warrants or conversion of the preferred stock into common stock by Magnetar. Please also discuss the effect that the issuances of common stock upon the conversion of the preferred stock or exercise of the warrants will have on your stock price.
4. We note that your credit facility contains restrictions on capital expenditures and lease obligations and limits borrowings based on inventory and reserves. Please add a risk factor that describes how the credit facility may limit your operations, expansion plans, ability to obtain additional financing, and any other aspects of your business.
"We intend to open new stores at an increased rate...," page 5
5. This risk appears to deal with the possibility that you may not be able to grow by adding 20 stores and the risk of not being able close underperforming stores. Consider separating these two concepts into separate risk factors. Further, we note that on page 11 of your most recent Form 10-K you state that you expect that the primary source of future sales growth will be new store openings. Please revise the risk factor to describe how your future sales growth depends upon opening these 20 additional stores on a timely basis.

 "Our failure to retain our existing senior management team ...," page 7
6. Identify the key personnel upon whom you depend. Also expand to make this risk more specific to your company and explain why you face this risk. For example are any key personnel nearing retirement?




Selling Stockholder, page 11
7. In accordance with Item 507 of Regulation S-K, please provide the percentage of common stock owned by the selling stockholder after completion of the offering.
8. Please disclose how the selling stockholder acquired its shares for resale. We note that in your Form 8-K dated October 3, 2005, you presented the legal basis for the exemption from registration relied upon for the issuance of these shares. In regard to responding to this comment, please also include in your disclosure a brief statement of the facts relied upon to make the exemption available.
9. Is the selling stockholder a broker-dealer? If so, identify that stockholder as an underwriter.
10. If the selling stockholder is an affiliate of a broker-dealer, disclose, if true, that the seller purchased the securities to be resold in the ordinary course of business. Alternatively, disclose that the selling stockholder is an underwriter.

Information Incorporated by Reference, page 16
11. We note that you incorporated the description of the common stock
provided in your amended Registration Statement on Form S-1, which is
a Securities Act registration statement.  Item 12(a)(3) of Form S-
3
only allows the incorporation of a capital stock`s description that is contained in a registration statement filed under the Exchange Act, not the Securities Act. Please revise.
12. Also, in the last sentence in your description of the common stock you have language that attempts to update your description through any amendment or reports filed by you. Please revise to specify what, if any, report(s) update those descriptions.
13. Please include your Exchange Act file number for the documents that you incorporate by reference.
14. Please update the documents you have listed to incorporate by reference your 10-Q filed November 15, 2005.

Exhibit 5.1
15. Please have counsel confirm to us in writing that the reference to "laws of the State of Delaware" includes all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.


Form 10-K for the Fiscal Year Ended January 1, 2005

Item 1.  Business, page 3
16. Please revise to disclose the locations where you have opened or closed stores.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 11

Results of Operations, page 13

2004 Compared with 2003, page 13
17. You identify higher average selling prices and lower average unit costs as significant factors in the change in gross profit. Please quantify the individual impact on gross profit of the increase in average selling prices and the decrease in average unit costs. Similarly, to the extent you identify multiple factors that contribute to material changes in other financial statement line items, quantify each factor, to the extent practicable. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 15
18. Please revise to quantify and describe the restrictive and financial covenants in your credit facility.

Contractual Obligations, page 16
19. Please include a note to the table to specify that the operating lease obligations figure does not include insurance, taxes and common area maintenance (CAM) charges to which the company is obligated, if material. Provide a context for the reader to understand the impact of such charges on your total operating lease obligations. See Item
303(a)(5) of Regulation S-K.

Notes to Consolidated Financial Statements

General
20. Please disclose information related to your allowance for sales returns in Schedule II -Valuation and Qualifying Accounts.
Alternatively, you may disclose the information in the notes to the financial statements. See Rules 5-04 and 12-09 of Regulation S-X.


21. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling and general and administrative expenses line items. Specifically address whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in your Management`s Discussion and Analysis that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as general and administrative expenses. To the extent material, please quantify in your Management`s Discussion and Analysis the amount of these costs excluded from cost of sales. If you determine that these amounts are immaterial for disclosure, please provide us with your qualitative and quantitative assessment of materiality for all periods presented.
22. Please disclose the specific nature and timing of allowances and credits received from vendors and other entities. Also disclose your accounting policy for consideration received from a vendor in connection with the purchase or promotion of the vendor`s products, such as rebates, slotting fees, payments under buydown agreements, co-operative advertising fees, and other consideration, including the statement of operations line item in which each of these types of consideration is included. Refer to EITF 02-16. Also disclose the amount of any cooperative advertising payments received.
23. We note that you sell several types of products based on your discussion of products in Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations and the product line references on your website. Please provide the product line revenue disclosures required by paragraph 37 of SFAS 131. In particular, we assume that would require revenue disclosures for each period presented for the following:

- Women`s shoes
- Men`s shoes
- Kid`s shoes
- Handbags
- Accessories and other

If you believe that other product categories are more appropriate, please advise.
24. We note that you have online purchase capabilities for your products. Please tell us whether your retail operations and your online internet operations each represent separate operating segments as defined in paragraph 10 of SFAS 131. If not, tell us in detail how you made this determination. If these operations represent separate operating segments, please tell us how these operating segments meet each of the aggregation criteria in paragraph 17 of SFAS 131, including the similarity of economic characteristics.
In
this regard, it would not appear that these operations are similar in
terms of the method used to distribute your products.  Please provide
along with your response the revenues and gross margins for your retail stores and your online retail operations for the last 5 years and demonstrate how that information supports the similarity of the
economic characteristics of the operations.   If after reassessing
the criteria in SFAS 131, you now believe that each operating segment represents a separate reportable segment, please revise your financial statements accordingly. Notwithstanding the preceding, please disclose the information required by paragraph 26 of SFAS 131.

Note 2. Summary of Significant Accounting Policies, page 27

General
25. Please disclose your accounting policy for recognition of revenues. Refer to paragraph 12 of APB 22 and SAB Topic 13.B. Ensure your disclosure addresses your accounting for estimated sales returns and other discounts or allowances. Also ensure your disclosure addresses separately the timing of revenue recognition for internet based sales.

Note 4. Commitments and Contingencies, page 30
26. Your disclosure that you believe it is "reasonably possible" that some of the legal proceedings to which you are a party will result in settlements to be paid by the company suggests that additional disclosure may be required pursuant to SFAS 5. In this regard, please note that SFAS 5 requires disclosures surrounding the nature of any contingency where there is a reasonable possibility that a loss may have been incurred, even though information may not indicate that it is probable that a loss has been incurred. SFAS 5 also requires that you disclose an estimate of the possible loss or range of loss or explicitly state that such an estimate cannot be made. Please revise your disclosure accordingly or otherwise advise.

Item 9A. Controls and Procedures, page 36
27. We note that you have discussed only significant changes that have significantly affected internal controls. In future filings, please revise to describe any change in internal controls and procedures that has materially affected, or is reasonably likely to materially affect, your internal controls over financial reporting.
Refer to Item 308(c) of Regulation S-K.



Item 12. Security Ownership of Certain Beneficial Owners..., page
37
28. We note that you have incorporated by reference from your proxy statement the information required by Item 403 of Regulation S-K. We note that it does not appear that you have included the shares held by Mr. Jack Roth, who filed a Schedule 13G on May 15, 2000, and Schedules 13G/A on April 15, 2005, September 22, 2005 and November 1,
2005. Please advise us or amend your beneficial ownership table to include each holder of more than five percent of your securities.

Item 13. Certain Relationships and Related Transactions, page 37
29. We note that you have incorporated by reference from your proxy statement the information required by Item 404 of Regulation S-K. Although you refer to a section entitled "Transaction with the Company," this information does not appear to have been included in your proxy. Please amend your 10-K to include the information required by Item 404.

Exhibits 31.1 and 31.2.
30. In future filings, please amend the last phrase in paragraph 2 that reads, "...not misleading with respect to the period covered by this annual report" to just refer to "report." Refer to Item 601(b)(31) of Regulation S-K. In addition, in your future quarterly reports, please amend to refer to Exchange Act Rules 13a-15(e) and
15d-15(e).
*****

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Anthony Watson, Accountant, at (202) 551-
3318
or Robyn Manuel, Senior Staff Accountant, at (202) 551-3832 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at
(202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551-
3411,
or me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

cc:	A. John Murphy, Esq.
	Wickersham & Murphy
	VIA FAX (650) 323-1108
Dmitry Beinus
Shoe Pavilion, Inc.
November 22, 2005
Page 1